Exhibit 99.2

A.	Operating Results

You should read the following management’s discussion and analysis of our financial condition and operating results in conjunction with the consolidated financial statements and the related notes thereto included in this annual report. The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,	2022	2023	2024
Sales	100%	100%	100%
Cost of sales	65.5	76.9	71.4
Gross profit	34.5	23.1	28.6
Research and development expenses	13.7	16.6	33.6
Sales and marketing expenses	4.6	5.6	10.3
General and administrative expenses	3.0	3.4	7.5
Impairment of goodwill	-	20.6	-
Operating Income	13.2	(23.1)	(22.8)
Financial income, net	1.6	1.1	3.4
Income (loss) before income taxes	14.9	(22.0)	(19.5)
Income tax expenses (benefit)	2.8	(0.7)	4.1
Net Income (loss)	12.2	(21.3)	(23.6)

Sales in 2024 decreased by 53.2% to US$ 58,114 thousand compared to US$ 124,131 thousand in 2023, reflecting mainly the -continued negative impact of the excess inventories built by many of our customers in previous years - whether in reaction to supply chain disruptions only or in combination with slower-than-expected sales of their new products and services.

Sales in 2023 decreased by 17.6% to US$ 124,131 thousand compared to US$ 150,582 thousand in 2022, reflecting mainly two major headwinds that impacted our business during the second half of the year. The first one is a result of customers’ excess inventories built up during a period of supply chain uncertainty that started with Covid and continued with a long period of electronic component shortages. The second one is the global economic slowdown and high interest rates leading to longer decision-making processes on new projects and slower investment and implementation of existing infrastructure projects.

Gross profit in 2024 was US$ 16,598 thousand compared to US$ 28,689 thousand in 2023. Gross profit as a percentage of sales in 2024 was 28.6%, compared to 23.1% in 2023. The change in the gross profit percentage in 2024 compared to 2023, when neutralizing the one-time effect of impairment of intangible assets as well as the related write-down of inventory in 2023, was mainly attributed to the mix of products that we sold in 2024, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use. The inventory write-downs as a percentage of sales in 2024 increased to 6.3%, compared to 5.2% (of which 3.5% is attributed to a one-time write-down of inventory related to an impairment of intangible assets) in 2023.

Gross profit in 2023 was US$ 28,689 thousand compared to US$ 51,956 thousand in 2022. Gross profit as a percentage of sales in 2023 was 23.1%, compared to 34.5% in 2022. The lower gross profit percentage in 2023 compared to 2022 was mainly attributed to: (i) a US$ 5.3 million impairment of intangible assets, (ii) changes in the mix of products that we sold in 2023, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory that we can no longer use; the inventory write-downs as a percentage of sales in 2023 increased to 5.2% (of which 3.5% (US$ 4.3 million) is attributed to a one-time write-down of inventory related to an impairment of intangible assets), compared to 2.0% in 2022.

Research and development expenses in 2024 decreased by 5.5% to US$ 19,508 thousand compared to US$ 20,638 thousand in 2023. This decrease was mainly attributed to (i) a decrease in payroll and related expenses due to a reduction in the number of employees which amounted to approximately US$ 925 thousand, (ii) a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which reduced expenses by approximately US$ 209 thousand, (iii) a decrease in the use of subcontracted work of approximately US$ 444 thousand, as well as a decrease in various research and development costs of approximately US$ 276 thousand, offset by a decrease of capitalization of internal software development costs of approximately US$ 365 thousand in 2024, compared to US$ 1,092 thousand in 2023.

Research and development expenses in 2023 increased by 0.4% to US$ 20,638 thousand compared to US$ 20,563 thousand in 2022. This increase was mainly attributed to a decrease in the capitalization of internal software development costs which amounted to US$ 1,092 thousand in 2023, compared to US$ 2,547 thousand in 2022, as offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 1,118 thousand.

Sales and marketing expenses in 2024 decreased by 13.3% to US$ 6,014 thousand compared to US$ 6,935 thousand in 2023. This decrease was mainly attributed to a decrease in payroll and related expenses due to a reduction in the number of employees of approximately US$ 651 thousand, as well as a decrease of approximately US$ 270 thousand, attributed to various sales and marketing costs.

Sales and marketing expenses in 2023 decreased by 0.8% to US$ 6,935 thousand compared to US$ 6,990 thousand in 2022. This decrease was mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 329 thousand, as offset by our continued investment in the promotion of our networking and data infrastructure solutions, expanding our customer base and product offering, which contributed approximately US$ 301 thousand.

General and administrative expenses in 2024 increased by 3% to US$ 4,354 thousand compared to US$ 4,229 thousand in 2023. This increase was mainly attributed to various general and administrative costs of approximately US$ 190 thousand, offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which reduced expenses by approximately US$ 65 thousand.

General and administrative expenses in 2023 decreased by 5.5% to US$ 4,229 thousand compared to US$ 4,477 thousand in 2022. This decrease was mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 652 thousand, as offset by an increase in payroll related expenses attributed to general and administrative activity, which amounted to approximately US$ 359 thousand.

Financial income, net in 2024 amounted to US$ 1,961 thousand compared to financial income, net in 2023 of US$ 1,372 thousand. The change is mainly attributed to an increase in income from investment in marketable securities and bank deposits, which was attributed to an increase in funds available for investment, and which amounted to US$ 2,597 thousand in 2024 compared to US$ 1,254 thousand in 2023, offset by financial expense in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 625 thousand in 2024 compared to financial income of  US$ 163 thousand in 2023.

Financial income, net in 2023 amounted to US$ 1,372 thousand compared to financial income, net of US$ 2,464 thousand in 2022. The change is mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created net financial income in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 163 thousand in 2023 compared to financial income of  US$ 2,308 thousand in 2022, as offset by an increase in income from investment in marketable securities and bank deposits, which was attributed to an increase in funds available for investment, and which amounted to US$ 1,254 thousand in 2023 compared to US$ 230 thousand in 2022.

In 2024 we recorded current income tax expenses of US$ 692 thousand and deferred income tax expenses of US$ 2,345 thousand compared to current income tax expenses of US$ 1,122 thousand and deferred income tax benefit of US$ 1,885 thousand in 2023. The decrease in our current income tax expenses was mainly attributed to a decrease in our income and the resulting taxable income. The change in the deferred income taxes was mainly attributed to a deferred income tax benefit relating to tax loss carryforwards, which amounted to US$ 1,064 thousand in 2024 compared to deferred income tax benefit which amounted to US$ 306 thousand in 2023, offset by: (i) a valuation allowance which amounted to US$ 2,918 thousand compared to US$ 0 in 2023, (ii) deferred income tax expenses related to acquired goodwill, which amounted to US$ 327 thousand in 2024 compared to deferred income tax benefit in the amount of US$ 1,893 thousand in 2023. In addition, in 2024 we recorded an income tax benefit relating to prior years in the amount of US$ 646 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 126 thousand in 2023.

In 2023 we recorded current income tax expenses of US$ 1,122 thousand and deferred income tax benefit of US$ 1,885 thousand compared to current income tax expenses of US$ 2,963 thousand and deferred income tax expenses of US$ 1,178 thousand in 2022. The decrease in our current income tax expenses was mainly attributed to a decrease in our income and the resulting taxable income. The change in the deferred income taxes was mainly attributed to the following factors:  (i) deferred income tax benefit related to acquired goodwill, which amounted to US$ 1,893 thousand in 2023 compared to deferred income tax expenses in the amount of  US$ 212  thousand in 2022, (ii) deferred income tax benefit relating to intangible assets, which amounted to US$ 150 thousand in 2023 compared to deferred income tax expenses in the amount of US$ 253 thousand in 2022, (iii) an increase in income tax benefit relating to tax loss carryforwards, which amounted to US$ 306 thousand in 2023 compared to 0 thousand in 2022, (iv) deferred income tax expenses relating to research and development costs, which amounted to US$ 315 thousand in 2023 compared to deferred income tax expenses in the amount of US$ 620 thousand in 2022, offset by (v) deferred income tax expenses relating to share-based compensation provided by us to our employees and directors, which amounted to US$ 53 thousand in 2023 compared to deferred income tax expenses in the amount of US$ 36 thousand in 2022. In addition, in 2023 we recorded an income tax benefit relating to prior years in the amount of US$ 126 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 57 thousand in 2022.

In 2024 we recorded net loss of US$ 13,708 thousand compared to net loss of US$ 26,413 thousand in 2023. The loss in 2024 was mainly attributed to a decrease in our activity.

In 2023 we recorded net loss of US$ 26,413 thousand compared to net income of US$ 18,306 thousand in 2022. The loss was mainly attributed to: (i) US$ 25.6 million impairment of goodwill, (ii) US$ 5.3 million impairment of intangible assets, (iii) a one-time US$ 4.3 million inventory write-off related to impairment of intangible assets, and (iv) a decrease in our activity and sales.

1.	Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. Dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

B.        Liquidity and Capital Resources

As of December 31, 2024, we had working capital of US$ 114,698 thousand and our current ratio (current assets to current liabilities) was 8.6. Cash and cash equivalents as of December 31, 2024 increased by US$ 4,311 thousand to US$ 51,283 thousand, compared to US$ 46,972 thousand as of December 31, 2023. Short-term marketable securities increased by US$ 12,903 thousand to US$ 20,860 thousand, compared to US$ 7,957 thousand as of December 31, 2023, and long-term marketable securities decreased by US$ 9,780 thousand to US$ 6,839 thousand, compared to US$ 16,619 thousand as of December 31, 2023. The net increase of US$ 7,434 thousand in these three balance sheet items in 2024 was mainly attributed to positive net cash provided by operating activities in the amount of US$ 18,288 thousand, offset by purchase of treasury shares in the amount of approximately US$ 9,881 thousand as well as by payments in relation to purchase of property, plant and equipment which amounted to US$ 932 thousand.

Trade receivables decreased to US$ 11,748 thousand as of December 31, 2024, compared to US$ 25,004 thousand as of December 31, 2023. This decrease was mainly attributed to the decrease in our sales. Other receivables increased to US$ 4,839 thousand as of December 31, 2024, compared to US$ 3,688 thousand as of December 31, 2023.

Trade payables increased to US$ 6,477 thousand as of December 31, 2024, compared to US$ 4,139 thousand as of December 31, 2023. This increase was mainly attributed to the timing of payments to our suppliers. Other payables and accrued liabilities increased to US$ 6,945 thousand as of December 31, 2024, compared to US$ 6,668 thousand as of December 31, 2023. This increase was mainly attributed to an increase in our accrued expenses.

Inventories decreased to US$ 41,060 thousand as of December 31, 2024, compared to US$ 51,507 thousand as of December 31, 2023. This decrease was mainly attributed to a decrease in our inventory purchasing, and a decrease in our inventory level needed to support our customers' orders.

Cash provided by operating activities in 2024 amounted to US$ 18,288 thousand compared to cash used in operating activities in the amount of US$ 31,925 thousand in 2023. The cash provided by operating activities in 2024 was mainly attributed to a decrease in trade accounts receivable and to a decrease in our inventory.

Capital expenditures on property and equipment for the year ended December 31, 2024 were US$ 1,395 thousand, compared to US$ 1,275 thousand as of December 31, 2023.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.